                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the year ended May 31, 2002
                   ------------

                                Softcare EC Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                            210-889 Harbourside Drive
                        North Vancouver, British Columbia
                                 Canada V7P 3S1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

audited annual financial statements for Softcare EC Inc. for the year ended May 31, 2002 as attached.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC Inc.
                                           -------------------------------------
                                                     (Registrant)


Date  October 2, 2002                   By  /s/ Wayne Zielke
     ------------------                 ----------------------------------------
                                        Wayne D. Zielke, Chief Financial Officer

--------------------------
*Print the name and title under the signature of the signing officer.

EC softcare   e-business for all business
--------------------------------------------------------------------------------


                                VISION STATEMENT

                           e-business for all business


                                MISSION STATEMENT

         Our mission is to build SoftCare into a leading provider of Business-to-Business electronic commerce solutions. With our state of the art technology, creative business models, and our strategic alliances, we provide strong value propositions to our customers.




                            ANNUAL REPORT 2001/2002

MESSAGE FROM THE PRESIDENT

Dear Shareholders,

This past year the company has over come many challenges from the difficult business climate to languishing financial markets. As a result we have implemented cost control programs and adjusted our business focus to accommodate these challenges.

SoftCare has emerged a more focused organization with strong prospects for increasing revenues and creating profits over the coming year.

Our progress this year has included the deployment of projects with various companies including BC Hydro who have adopted our technology for their e-business catalog solution. In addition, our customer base is looking to the company to lead them in the area of EDI over the Internet. EDI over the Internet is the newest wave in cost reduction for EDI enabled companies. Analysts forecast that companies can save over 50% of their current costs of operating their EDI systems. We are excited about the pending release of our revised OpenEC 4.0 EDI Software that fully supports EDI over the Internet. This Software will provide our customers immediate substantial cost reductions in conducting e-business and EDI related transactions.

Looking forward, we are in a strong position to provide these additional benefits to a large number of EDI businesses throughout Canada and the USA.

New strategic partners will strengthen the company position in various industries such as retail, manufacturing, resources and financial services where EDI is entrenched. Moving EDI to the Internet expands EDI's reach by using web technology which will provide the company with a unique market position.

We believe our customers are looking for e-business solutions that can be implemented quickly and have a quantifiable return on investment within 3 to 4 months.

Our vision of bringing EDI to the Internet generates quantifiable returns for our customers with a low technical and business risk.

We have a positive outlook for the company's business prospects for this coming year and will continue to work hard to achieve profitability and revenue targets.

Sincerely,



/s/ Martyn Armstrong

Martyn Armstrong
President & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion relates to the financial condition, changes in financial condition and results of operations of SoftCare EC Inc. (formerly SoftCare EC.Com, Inc.), and its wholly owned subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.), and SoftCare EC Solutions Inc.'s wholly owned subsidiaries SCEC Holdings Ltd., SCC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. for the years ended May 31, 2002 and 2001. SoftCare EC. Inc., its wholly owned subsidiary SoftCare EC Solutions Inc. and it's wholly owned subsidiaries SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "SoftCare" or the "Company". The discussion should be read in conjunction with the consolidated financial statements of SoftCare for the years ended May 31, 2002 and 2001 and notes thereto.


OVERVIEW

SoftCare is poised to be a leading business-to-business electronic commerce platform provider. SoftCare has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. SoftCare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the Internet. As a result the Company embarked on the development of an Internet based business-to-business electronic commerce platform in 1997. Since that time the Company's OpenEC business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the OpenEC platform. In June of 1999, the first version of OpenEC was installed and we began selling the OpenEC platform and related services. We currently market both OpenEC and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels.

SoftCare's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains as an important component of the Company's sales and has been enhanced through a relationship with IPNet. SoftCare continues to enhance Tradelink in order to drive its acceptance in the EDI market place. The OpenEC product also continues to be a focus of the Company. SoftCare has developed and continues to develop certain applications to support its OpenEC platform. While SoftCare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

The year ended May 31, 2002 was a year in which the Company continued developing OpenEC and Tradelink as well as establishing new partnerships and positioning the Company's software in the market place.


FINANCIAL POSITION

As at May 31, 2002 and 2001

During the year the Company entered into three financings. On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement, and on May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to affect any of the above financings. During the year 15,000 share purchase warrants were exercised for gross cash proceeds of $2,400.

As of May 31, 2002, SoftCare had $14,663 in cash and cash equivalents compared with $3,099,800 as of May 31, 2001. SoftCare's working capital at the end of the fiscal year was $107,204 compared with working capital of $2,804,889 as at May 31, 2001. Short-term investments at May 31, 2002 were $535,075 compared with $nil at May 31, 2001. Capital assets, which represent the net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $172,255 at May 31, 2002 compared with $311,323 as at May 31, 2001. SoftCare has a $250,000 operating line of credit with Scotia Bank, which was fully drawn upon at May 31, 2002 compared with advances of $nil at May 31, 2001.


RESULTS OF OPERATIONS

SoftCare generated revenue through software sales, consulting services, training services and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

Years Ended May 31, 2002 and 2001

Revenue for the year ended May 31, 2002 was $575,002, compared with $460,297 for the year ended May 31, 2001. The increase in revenue was primarily due a significant sale of the OpenEC product to a new customer during the year.

SoftCare has found that the North American Market for business-to-business electronic commerce platforms and services has changed rapidly but that significant real opportunities, which could produce significant revenues, are still at an early stage of development. SoftCare's ultimate success depends upon substantial organizations buying and implementing the Company's software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. SoftCare's ability to attract customers for OpenEC requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long sales cycles but also result in stable long-term relationships, which produce stable revenue streams for the Company.

Salaries and wages for the year ended May 31, 2002 were $1,658,651 compared with $2,830,657 for the year ended May 31, 2001. The decrease was due to SoftCare reviewing the effectiveness of the sales team and adopting a new approach to sales, which is expected to be more cost effective. Also subsequent to changing economic conditions in North America the Company has undertaken a reduction and streamlining of the engineering operations.

Other compensation in the amount of $71,200, relates to the estimated change in fair value of existing options granted to consultants that were repriced on May 24, 2001 and also of options granted to consultants of SoftCare as consideration for services rendered during the year ended May 31, 2002. For the year ended May 31, 2001 other compensation in the amount of $839,073 related to the estimated fair value of deferred stock compensation and options granted to employees and consultants of SoftCare as consideration for services rendered during the year ended May 31, 2001.

Selling expenses for the year ended May 31, 2002 were $71,614 compared with $110,694 for the year ended May 31, 2001, demonstrating an overall reduction in SoftCare's selling expenses. The decrease reflects SoftCare's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of the OpenEC product set.

General and administrative expenses for the year ended May 31, 2002 were $1,942,704 compared with $2,318,516 for the year ended May 31, 2001. The reduction was primarily due to reduced expenditures on travel, investor relations, consulting services, and professional fees.

Amortization and writedown expense for the year ended May 31, 2002 was $147,346 compared with $126,577 for the year ended May 31, 2001. The increase is primarily a result of increased amortization being charged of $30,000 [2001 - $nil] to more realistically reflect the net recoverable amounts of capital assets.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $3,273,477 for the year ended May 31, 2002 [2001
- $5,566,451], and has a deficit of $15,631,749 as at May 31, 2002 [2001 -
12,358,272], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date SoftCare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark OpenEC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of May 31, 2002, SoftCare had $14,663 in cash and cash equivalents, this including other current assets brought SoftCare's total working capital to $107,204. SoftCare also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their options.

Subsequent to the fiscal year end and pursuant to a non-brokered private placement on July 26, 2002 the Company issued 3,250,000 units at a price of $0.10 per unit for gross cash proceeds of $325,000. Each unit is comprised of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing.

                       CONSOLIDATED FINANCIAL STATEMENTS



                  SOFTCARE EC INC.
                  (FORMERLY SOFTCARE EC.COM, INC.)
                  [Expressed in Canadian dollars]
                  May 31, 2002 and 2001

                                AUDITORS' REPORT



To the Shareholders of
SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

We have audited the consolidated balance sheets of SoftCare EC Inc. (formerly SoftCare EC.Com, Inc.) as at May 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, after giving retroactive effect to the change in the method of accounting for earnings per share as explained in Note 20 to the consolidated financial statements, these principles have been applied on a basis consistent with that of the preceding year.

                                                           /s/ Ernst & Young LLP
Vancouver, Canada,
September 20, 2002.                                        Chartered Accountants

   COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and US generally accepted auditing standards, our report dated September 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor's report when the uncertainty is adequately disclosed in the financial statements.

                                                           /s/ Ernst & Young LLP
Vancouver, Canada
September 20, 2002.                                        Chartered Accountants

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)
Incorporated under the laws of British Columbia

                                         CONSOLIDATED BALANCE SHEETS
                        [See note 1 - Nature of operations and basis of presentation]

As at May 31,                                                                [Expressed in Canadian dollars]

                                                                                   2002               2001
                                                                                     $                  $
-----------------------------------------------------------------------------------------------------------
ASSETS [NOTE 8]
CURRENT
Cash and cash equivalents                                                        14,663          3,099,800
Accounts receivable, less allowance for doubtful accounts of
   $72,328 and $93,608, respectively [NOTE 5]                                   167,162            121,594
Short-term investment [NOTE 6]                                                  535,075                 --
Prepaid expenses and other                                                       79,857             88,669
-----------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            796,757          3,310,063
Capital assets [NOTE 7]                                                         172,255            311,323
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    969,012          3,621,386
===========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [NOTE 8]                                                      250,000                 --
Accounts payable and accrued liabilities [NOTES 9 AND 16]                       246,847            275,096
Current portion of obligations under capital leases [NOTE 10]                    48,212             88,014
Current portion of subsidiary redeemable Class A preference shares [NOTE 11]     30,000             30,000
Deferred revenue                                                                114,494            112,064
-----------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                       689,553            505,174
-----------------------------------------------------------------------------------------------------------
Obligations under capital leases [NOTE 10]                                       14,472             62,348
Subsidiary redeemable Class A preference shares [NOTE 11]                        12,500             42,500
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                               716,525            610,022
-----------------------------------------------------------------------------------------------------------
Commitments and contingencies [NOTE 14]

SHAREHOLDERS' EQUITY
Common stock [NOTE 13]                                                       16,240,438         15,710,538
Shares to be issued [NOTE 13]                                                    13,500                 --
Special Warrants [NOTE 12]                                                           --            100,000
Additional paid-in capital                                                      621,255            550,055
Unearned Employee Stock Bonus Plan [NOTE 13]                                   (990,957)          (990,957)
Deficit                                                                     (15,631,749)       (12,358,272)
-----------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                      252,487          3,011,364
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      969,012          3,621,386
===========================================================================================================

SEE ACCOMPANYING NOTES

On behalf of the Board:

/s/ MARTYN ARMSTRONG                                   /s/ WAYNE ZIELKE
--------------------------------                       ---------------------------------
Martyn Armstrong, Director                             Wayne Zielke, Director


SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                               CONSOLIDATED STATEMENTS OF OPERATIONS
                   [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                        [Expressed in Canadian dollars]


                                                            2002               2001          2000
                                                              $                  $             $
--------------------------------------------------------------------------------------------------
REVENUE
Software sales                                             244,259           197,541      348,537
Consulting services                                        124,084            80,286       13,278
Training services                                           10,000             5,231       11,907
Maintenance fees                                           196,659           177,239      173,595
--------------------------------------------------------------------------------------------------
TOTAL REVENUES                                             575,002           460,297      547,317
--------------------------------------------------------------------------------------------------

EXPENSES
Salaries and wages                                       1,658,651         2,830,657    1,821,014
Other compensation [NOTE 13]                                71,200           839,073      861,533
Selling expenses                                            71,614           110,694      112,396
General and administrative expenses [NOTES 14 AND 16]    1,942,704         2,318,516    1,659,791
Amortization and writedown                                 147,346           126,577      113,089
--------------------------------------------------------------------------------------------------
                                                         3,891,515         6,225,517    4,567,823
--------------------------------------------------------------------------------------------------
Operating (loss) for the year                           (3,316,513)       (5,765,220)  (4,020,506)
OTHER INCOME (EXPENSE)
Interest income                                             77,395           308,848      179,533
Interest expense - long-term                               (19,010)          (20,407)     (26,488)
Loss on disposal of subsidiary [NOTE 3]                         --           (89,672)          --
Loss on disposal of capital assets                         (15,349)               --           --
--------------------------------------------------------------------------------------------------
Total other income (expense)                                43,036           198,769      153,045
--------------------------------------------------------------------------------------------------

LOSS FOR THE YEAR                                       (3,273,477)       (5,566,451)  (3,867,461)
==================================================================================================

Basic and diluted (loss) per share [NOTE 4]                 (0.20)             (0.35)       (0.41)
==================================================================================================

SEE ACCOMPANYING NOTES


SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                                                 [Expressed in Canadian dollars]



                                             COMMON STOCK              SPECIAL WARRANTS            SHARES TO BE ISSUED
                                         SHARES       AMOUNT        SHARES         AMOUNT         SHARES        AMOUNT
                                           #             $            #               $             #              $
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                          --            --     9,999,994      3,321,604             --            --
Deemed Special Warrants
  issued for services
  pursuant to exercise
  of options [NOTE 12]                         --            --     1,000,006      1,280,000             --            --
Amortization of deferred
  stock compensation [NOTE 13]                 --            --            --             --             --            --
Adjustments to effect
  June 18, 1999 reverse
  takeover accounting value
  attributed to the share
  capital of the Company
  net of costs of $199,600              1,391,428       960,316            --             --             --            --
Special Warrants issued for
  services rendered [NOTE 12]                  --            --        51,666             --             --            --
Special Warrants issued
  in private placement, net
  of costs of $280,000 [NOTE 12]               --            --     2,000,000      2,720,000             --            --
Shares issued pursuant to
  exercise of stock options
  [NOTE 13]                                33,334        54,200            --             --             --            --
Shares issued on exercise
  of Special Warrants                  13,051,666     7,321,604   (13,051,666)    (7,321,604)            --            --
Shares issued on exercise
  of Agents' Warrants                      82,700       124,050            --             --             --            --
Shares issued on exercise
  of Share Purchase Warrants              797,000     1,992,500            --             --             --            --
Special Warrants issued in
  private placement,  net of
  costs of $518,782 [NOTE 12]                  --            --     1,495,000      5,087,468             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                  15,356,128    10,452,670     1,495,000      5,087,468             --            --
Shares issued on exercise of
  Special Warrants [NOTE 12]            1,495,000     5,087,468    (1,495,000)    (5,087,468)            --            --
Shares issued on exercise of
  Agents Special Warrants [NOTE 12]       138,600       170,400            --             --             --            -- -   --
Special Warrants issued in
  private placement [NOTE 12]                  --            --       138,889        100,000             --            --
Stock based compensation                       --            --            --             --             --            --
Adjustment of employee stock
  bonus plan                                   --            --            --             --             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                  16,989,728    15,710,538       138,889        100,000             --            --
Shares issued on exercise
  of Special Warrants [NOTE 12]           138,889       100,000      (138,889)      (100,000)            --            --
Special Warrants issued in
  private placement, net
  of costs [NOTE 12]                           --            --     1,000,000        120,000             --            --
Stock based compensation                       --            --            --             --             --            --
Shares issued on exercise
  of Special Warrants [NOTE 12]         1,000,000       120,000    (1,000,000)      (120,000)            --            --
Units issued in private
  placement [NOTE 13]                     650,000       175,500            --             --             --            --
Shares issued on exercise
  of Share Purchase
  Warrants [NOTE 12]                       15,000         2,400            --             --             --            --
Shares to be issued for employee
   terminations [NOTE 13]                      --            --            --             --         90,000        13,500
Units issued in private
  placement [NOTE 13]                   1,200,000       132,000            --             --             --            --
Loss for the year                              --            --            --             --             --            --
--------------------------------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 2002                  19,993,617    16,240,438            --             --         90,000        13,500
==========================================================================================================================
SEE ACCOMPANYING NOTES

continued on next page
continued from next page

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                                       [Expressed in Canadian dollars]

                                                                       UNEARNED
                                        ADDITIONAL      DEFERRED       EMPLOYEE                        TOTAL
                                          PAID IN        STOCK          STOCK                      SHAREHOLDERS'
                                          CAPITAL     COMPENSATION    BONUS PLAN       DEFICIT        EQUITY
                                             $             $               $              $              $
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                     1,279,753       (861,533)    (1,279,975)    (2,924,360)      (464,511)
Deemed Special Warrants
  issued for services
  pursuant to exercise
  of options [NOTE 12]                   (1,279,753)            --             --             --            247
Amortization of deferred
  stock compensation [NOTE 13]                   --        861,533             --             --        861,533
Adjustments to effect
  June 18, 1999 reverse
  takeover accounting value
  attributed to the share
  capital of the Company
  net of costs of $199,600                       --             --             --             --        960,316
Special Warrants issued for
  services rendered [NOTE 12]                    --             --             --             --             --
Special Warrants issued
  in private placement, net
  of costs of $280,000 [NOTE 12]                 --             --             --             --      2,720,000
Shares issued pursuant to
  exercise of stock options
  [NOTE 13]                                      --             --             --             --         54,200
Shares issued on exercise
  of Special Warrants                            --             --             --             --             --
Shares issued on exercise
  of Agents' Warrants                            --             --             --             --        124,050
Shares issued on exercise
  of Share Purchase Warrants                     --             --             --             --      1,992,500
Special Warrants issued in
  private placement,  net of
  costs of $518,782 [NOTE 12]                    --             --             --             --      5,087,468
Loss for the year                                --             --             --     (3,867,461)    (3,867,461)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                            --             --     (6,791,821)     7,468,342
Shares issued on exercise of
  Special Warrants [NOTE 12]                     --             --             --             --             --
Shares issued on exercise of
  Agents Special Warrants [NOTE 12]              --             --        170,400             --             --    -
Special Warrants issued in
  private placement [NOTE 12]                    --             --        100,000             --             --
Stock based compensation                    332,800             --             --             --        332,800
Adjustment of employee stock
  bonus plan                                217,255             --        289,018             --        506,273
Loss for the year                                --             --             --     (5,566,451)    (5,566,451)
----------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                       550,055             --       (990,957)   (12,358,272)     3,011,364
Shares issued on exercise
  of Special Warrants [NOTE 12]                  --             --             --             --             --
Special Warrants issued in
  private placement, net
  of costs [NOTE 12]                             --             --        120,000             --             --
Stock based compensation                     71,200             --             --             --         71,200
Shares issued on exercise
  of Special Warrants [NOTE 12]                  --             --             --             --             --
Units issued in private
  placement [NOTE 13]                            --             --             --             --        175,500
Shares issued on exercise
  of Share Purchase
  Warrants [NOTE 12]                             --             --             --             --          2,400
Shares to be issued for employee
   terminations [NOTE 13]                    13,500
Units issued in private
  placement [NOTE 13]                            --             --             --             --        132,000
Loss for the year                                --             --             --     (3,273,477)    (3,273,477)
----------------------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 2002                       621,255             --       (990,957)   (15,631,749)       252,487
================================================================================================================
SEE ACCOMPANYING NOTES

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,                                              [Expressed in Canadian dollars]

                                                                   2002          2001          2000
                                                                    $              $             $
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                                               (3,273,477)   (5,566,451)   (3,867,461)
Items not affecting cash:
   Amortization and writedown                                      147,346       126,577       113,089
   Provision for (recovery of) doubtful accounts                   (21,280)       60,959        41,323
   Stock based compensation                                         71,200       839,073       861,533
   Special Warrants issued for services rendered                        --            --        66,132
   Loss on disposal of capital assets                               15,349            --            --
   Loss on disposal of subsidiary                                       --        89,672            --
   Shares to be issued                                              13,500            --            --
Changes in non-cash working capital:
   Accounts receivable                                             (24,288)        4,791        31,869
   Prepaid expenses and other                                        8,812        63,916      (139,213)
   Investment tax credit                                                --            --        50,231
   Work in progress                                                     --        57,571       (57,571)
   Accounts payable and accrued liabilities                        (28,249)      (58,636)     (148,982)
   Deferred revenue                                                  2,430       (46,078)       67,027
-------------------------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                             (3,088,657)   (4,428,606)   (2,982,023)
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                         (23,627)     (255,294)     (107,306)
Cash acquired in reverse takeover                                       --            --        73,102
Issuance costs paid in reverse takeover                                 --            --       (22,956)
Cash paid in FMG acquisition, net of cash received                      --            --       (13,528)
Cash received from shareholder                                          --            --       448,517
Advances from proposed acquirer                                         --            --       250,000
Sale (purchase) of short-term investments, (net)                  (535,075)    2,996,509    (2,996,509)
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (558,702)    2,741,215    (2,368,680)
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                           250,000        (1,202)     (155,832)
Redemption of subsidiary redeemable Class A preference shares      (30,000)      (30,000)      (30,000)
Repayment of long-term debt                                             --       (36,850)      (40,200)
Increase in (repayment of) obligations under capital leases        (87,678)       87,892       (46,416)
Proceeds from Special Warrants issued in private placement         120,000       100,000     7,807,468
Common stock issued on exercise of stock options                        --            --        54,447
Proceeds from units issued in private placements                   307,500            --            --
Common stock issued on exercise of Agent's Warrants                     --       170,400       124,050
Common stock issued on exercise of Share Purchase Warrants           2,400            --     1,992,500
Decrease (increase) in cash held in escrow                              --     2,049,779    (2,049,779)
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                              562,222     2,340,019     7,656,238
-------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (3,085,137)      652,628     2,305,535
Cash and cash equivalents, beginning of year                     3,099,800     2,447,172       141,637
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              14,663     3,099,800     2,447,172
=======================================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                       19,011        20,488        26,488
=======================================================================================================
See accompanying notes

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SoftCare EC Inc., formerly SoftCare EC.Com, Inc., ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from SoftCare EC.Com, Inc. to SoftCare EC Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $3,273,477 for the year ended May 31, 2002 [2001
- $5,566,451, 2000 - $3,867,461], and has a deficit of $15,631,749 as at May 31,
2002 [2001 - 12,358,272], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



2. REVERSE TAKEOVER

On June 18, 1999, the Company completed an agreement with the shareholders of Softcare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc). ("Solutions") pursuant to which the Company issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of Solutions. At the date of acquisition, the Company was substantially inactive. As a result of the acquisition, the former shareholders of Solutions acquired 88.8 percent of the Company as a group. Solutions is considered the accounting acquirer for financial statement purposes.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of Solutions have been included in the consolidated balance sheet at book values, and the net assets of the Company have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of Solutions upon exercise of the 11,000,000 Special Warrants. The results of the Company are included in the consolidated statements of operations from the date of acquisition on June 18, 1999.

The cost of the acquisition is the estimated fair market value of the net assets of the Company acquired on June 18, 1999 and consists of:
                                                               $
--------------------------------------------------------------------------------

Cash and cash equivalents                                   73,102
Shareholder receivable                                     448,517
Prepaid expenses and other                                 242,776
Cash advances to Solutions                                 500,000
Accounts payable and accrued liabilities                  (104,479)
--------------------------------------------------------------------------------
Total acquisition cost                                   1,159,916
================================================================================

The reverse takeover was approved by the Canadian Venture Exchange on June 18, 1999.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



3. BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counseling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counseling industry. The Company controlled the strategic operating, financing and investing activities of FMG since its acquisition.

The acquisition was originally accounted for using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                   $
--------------------------------------------------------------------------------

Cash and cash equivalents                                        6,855
Accounts receivable                                             23,491
Prepaid expenses and other                                       3,292
Capital assets                                                  56,017
Bank indebtedness                                              (14,073)
Accounts payable and accrued liabilities                       (98,269)
--------------------------------------------------------------------------------
Net liabilities acquired                                       (22,687)
Goodwill                                                        43,070
--------------------------------------------------------------------------------
TOTAL ACQUISITION COST                                          20,383
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



3. BUSINESS COMBINATION (CONT'D.)

The results of operations of FMG are included in the consolidated financial statements from the date of acquisition on April 10, 2000 to September 22, 2000, as the Company effectively controlled the strategic, operating, financing and investing activities of FMG during this period.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

Customary closing procedures including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement and the share consideration was not issued.

On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages in excess of $5,000,000. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigorously. The outcome of these matters cannot be predicted at this time with certainty.

Management believes that these events will not result in any additional liability to the Company.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solutions's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments in a term note, with financial institutions with an original maturity of more than three months.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

CAPITAL ASSETS

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

     Computer and testing equipment                                          30%
     Computer software                                                      100%
     Office equipment                                                        20%
     Office furniture                                                        20%
     Display booths                                                          30%
     Leasehold improvements                      Lesser of the term of the lease
                                                      or the remaining estimated
                                                        useful life of the asset

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the year ended May 31, 2002 amounted to approximately $12,660 [2001 - $26,749; 2000 - $17,400].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME TAXES

The Company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options, which are described in note 13. The Company measures compensation cost based on the intrinsic value of the award at the date of grant, and recognizes that cost over the vesting period. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the fair value method and the Black Scholes model.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan (the "Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by the Company to the shareholders of Solutions.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of the Company outstanding in the period.

The Company issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of the Company outstanding prior to June 18, 1999 is nil.

FOR THE YEAR ENDED MAY 31,
                                          2002           2001          2000
                                            $              $             $
--------------------------------------------------------------------------------

NUMERATOR
Loss for the year                      (3,273,477)    (5,566,451)    (3,867,461)
DENOMINATOR
Weighted average number of
  common shares outstanding            17,555,701     16,517,676     10,440,937
Less: Employee Stock Bonus Plan Shares    774,200        774,200      1,000,000
--------------------------------------------------------------------------------
BASIC LOSS PER COMMON SHARE                 (0.20)         (0.35)         (0.41)
================================================================================

Loss per common share for the years ended May 31, 2002, 2001 and 2000 is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust"). Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the years ended May 31, 2002, 2001 and 2000 none of the outstanding options and warrants have been included in the calculation of diluted loss per common share because their effect was antidilutive.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



4. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.


5. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 17]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



5. CREDIT AND EXCHANGE RATE RISK (CONT'D.)

As at May 31, 2002 two [2001 - six] customers represented 34% [2001 - 63%] of the accounts receivable balance.

For the year ended May 31, 2002 two [2001 - two, 2000 - one] customers represented 51% of sales [2001 - 24%; 2000 - 14%].


6. SHORT-TERM INVESTMENT

As at May 31, 2002 the short-term investment consisted of a Business Development Bank Medium Term Note which had a quoted market value of $532,849 earned interest at 5.00% per annum and matured in September 2002. As at May 31, 2001 no short term investments were held.


7. CAPITAL ASSETS
                                                          ACCUMULATED   NET BOOK
                                                COST      AMORTIZATION    VALUE
                                                  $            $            $
--------------------------------------------------------------------------------

2002
Computer and testing equipment                 401,682      337,017       64,665
Computer software                              173,940      167,870        6,070
Office equipment                                35,499       21,265       14,234
Office furniture                               131,510       49,723       81,787
Display booths                                  25,063       19,564        5,499
--------------------------------------------------------------------------------
                                               767,694      595,439      172,255
================================================================================

2001
Computer and testing equipment                 393,500      268,199      125,301
Computer software                              161,800      133,417       28,383
Office equipment                                35,499       17,706       17,793
Office furniture                               131,510       29,275      102,235
Display booths                                  21,755       17,916        3,839
Leasehold improvements                          45,356       11,584       33,772
--------------------------------------------------------------------------------
                                               789,420      478,097      311,323
================================================================================

Capital assets include computer and office equipment acquired under capital leases having a cost of $333,165 [2001 - $333,165] and accumulated amortization of $212,557 [2001 - $171,300].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



8. BANK INDEBTEDNESS

The Company has an operating line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at May 31, 2002 the Company had $250,000 outstanding under the line of credit [2001 - $nil]. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending. The bank's prime lending rate at May 31, 2002 was 4.00% [2001 - $6.25%].


9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at May 31:

                                                    2002               2001
                                                      $                  $
--------------------------------------------------------------------------------

Accounts payable                                   127,996            143,054
Accrued professional fees                           36,365             25,000
Accrued employee vacation                           82,486            107,042
--------------------------------------------------------------------------------
                                                   246,847            275,096
================================================================================


10. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                     $
--------------------------------------------------------------------------------

2003                                                              65,541
2004                                                               8,714
--------------------------------------------------------------------------------
                                                                  74,255
Less: amount representing interest                               (11,571)
--------------------------------------------------------------------------------
Present value of minimum lease payments                           62,684
Less: current portion                                            (48,212)
--------------------------------------------------------------------------------
Long-term obligations under capital leases                        14,472
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



11. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare EC Solutions Inc., has outstanding redeemable Class A preference shares as follows:

                                              SUBSIDIARY
                                          REDEEMABLE CLASS A
                                           PREFERENCE SHARES       AMOUNT
                                                   #                  $
--------------------------------------------------------------------------------

Balance, May 31, 2001                           72,500             72,500
Redemption of shares for cash                  (30,000)           (30,000)
--------------------------------------------------------------------------------
Balance, May 31, 2002                           42,500             42,500
Less: current portion                          (30,000)           (30,000)
--------------------------------------------------------------------------------
Subsidiary redeemable Class A
   preference shares                            12,500             12,500
================================================================================

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 redeemable Class A preference shares to the shareholder in exchange for 665 common shares of Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate. The bank prime rate at May 31, 2002 was 4.00% [2001 - 6.25%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

[a] The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Solutions pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these consolidated financial statements, the Special Warrants issued to the shareholders of Solutions, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

     Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of Solutions. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement, which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. At May 31, 2002, 7,494,884 [2001 - 4,577,365] shares have been released from escrow pool and the remaining 2,505,116 shares were released from the escrow pool on June 18, 2002.

     The remaining 1,000,000 Special Warrants which were issued to the SESB Trust to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 13].

[b] During 2000, the Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

[c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totalling $280,000.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitled the holder to purchase one common share at a price of $2.50 and was exercisable until June 18, 2000, at which time the remaining Underlying Warrants expired. Notwithstanding the foregoing, if at any time before the expiry date, the common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per common share, then at the option of the Company, any Underlying Warrants not exercised within 30 days of written notice to the holder by the Company will expire.

     Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant is exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant was exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

     One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

     The net proceeds of the above-noted offering were $2,720,000.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

[d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totalling $518,782.

     Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

     Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agent's Special Warrants, 25,000 were exercisable for one common share at an exercise price of $nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agent's Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $nil prior to expiring, with the remainder expiring on March 30, 2001.

[e] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until June 22, 2001.

     On June 5, 2001 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



12. SPECIAL WARRANTS (CONT'D.)

[f] On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.16 and is exercisable, at any time, over one year from the closing date of the financing to October 24, 2002, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until March 29, 2002.

     On April 1, 2002, 1,000,000 Special Warrants were exchanged for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.

     On April 9, 2002 15,000 Share Purchase warrants were exercised for gross proceeds of $2,400.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK

[a]  AUTHORIZED

100,000,000 [2001 - 100,000,000] common voting shares without par value.

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of Solutions, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 of common share issued over cash received was prorated over the five month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

[a] On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. No costs were incurred to effect this private placement.

     Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 and is exercisable, at any time, over the two years from the closing date of the financing to January 7, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until April 18, 2002.

[b] On May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to effect this private placement.

     Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 and is exercisable, at any time, over the two years from the closing date of the financing to May 16, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until September 16, 2002.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[b]  STOCK OPTIONS

The following table summarizes stock option transactions:
                                                                                          WEIGHTED
                                                                                           AVERAGE
                                                                                          EXERCISE
                                                                    STOCK OPTIONS           PRICE
                                                                          #                   $
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                                1,000,006                 --
Options exercised for deemed Special Warrants                       (1,000,006)                --
Options granted to directors                                           800,000               1.50
----------------------------------------------------------------------------------------------------
BALANCE, JUNE 18, 1999                                                 800,000               1.50
Issued options of the Company                                           23,334               1.68
Options granted to directors, employees and consultants                550,000               1.94
Options exercised for common shares on June 18, 1999                  (250,000)            (1.50)
Options exercised for common shares                                    (33,334)            (1.63)
Options cancelled                                                     (100,000)            (1.50)
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                  990,000              1.74
Options granted to directors, employees and consultants              1,085,339              0.73
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                                2,075,339              1.21
Adjustment to effect repricing of 1,130,000 options                         --             (0.68)
Options granted to directors, consultants and employees              1,286,000              0.19
Options forfeited                                                     (383,063)            (0.40)
Options expired                                                        (40,000)            (1.75)
----------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2002                                                2,938,276              0.38
====================================================================================================


On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of Solutions as part of the reverse takeover [note 2]. These stock options expire in April 2004. During the year ended May 31, 2002, 200,000 of these options were forfeited on the resignation of a director and the resignation of a consultant.

On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were cancelled concurrent with the termination of the consulting agreement in 1999.

In November 1999, 100,000 stock options were granted to a consultant at an exercise price of $1.50. These stock options expire on November 2004 or on the termination of the consulting contract. 10,000 of these options were exercised on February 15, 2000.

In February 2000, 100,000 stock options were granted to a Director of the Company, at an exercise price of $3.90. These stock options expire in February 2005.

In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract. During the year ended May 31, 2002, 40,000 of these options expired.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the Canadian Venture Exchange. The plan incorporates the various limitations and restrictions required by the Canadian Venture Exchange at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 100,000 of these stock options were forfeited on the resignation of the employee.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment. During the year ended May 31, 2002, 77,063 of these options were forfeited on employee resignations or terminations.

On May 24, 2001 the board of directors approved the repricing of all options in existence at this date. 1,130,000 stock options were repriced from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. This repricing was approved by shareholders shareholder in October 2001 and resulted in stock compensation expense of $7,200.

In October 2001, 500,000 stock options were granted to directors at an exercise price of $0.10. The options vested on the date of the grant. These stock options expire on October 5, 2006, or on the termination or resignation of each directorship. These options are subject to a four month hold period and may not be exercised until February 5, 2002.

In October 2001, 175,000 stock options were granted to consultant and 100,000 options were granted to an employee at an exercise price of $0.16. The options vested on the date of the grant. The stock options expire on October 17, 2006, or on the termination of the consultancy agreement or employment. These options are subject to a four month hold period and may not be exercised until February 17, 2002. The fair value of these stock options granted to the consultant was determined to be $24,500, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

In December 2001, 145,000 stock options were granted to employees at an exercise price of $0.35. The options vested on the 15th of the anniversary month for each employee over three years from December 2001. These stock options expire on December 17, 2006, or on the termination or resignation of employment.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

In January 2001, 40,000 stock options were granted to a consultant at an exercise price of $0.40. The options vest on the date of the grant, are subject to a four month hold period and may not be exercised until May 11, 2002. These stock options expire on January 10, 2007. The fair value of these stock options granted to the consultant was determined to be $14,800, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

In February 2002, 136,000 stock options were granted to employees at an exercise price of $0.37. The options vested on the 15th of the anniversary month for each employee over three years from February 2002. These stock options expire on February 1, 2007, or on the termination or resignation of employment. During the year ended May 31, 2002, 6,000 of these options were forfeited on the termination of an employee.

In May 2002, 190,000 stock options were granted to consultants at an exercise price of $0.15. The options vest on the date of the grant. These stock options expire on May 5, 2007. The fair value of these stock options granted to the consultant was determined to be $24,700, which was recorded as stock compensation expense, using the Black Scholes option pricing model using the following assumptions: volatility of 1.410, expected life of five years, expected dividend yield of 0% and a risk free interest rate of 5%.

At May 31, 2002, the Company had the following stock options outstanding:

                                                    WEIGHTED AVERAGE             OPTIONS
                                                        REMAINING               VESTED AND
     EXERCISE PRICE            OUTSTANDING          CONTRACTUAL LIFE           EXERCISABLE
           $                        #                     YEARS                     #
---------------------------------------------------------------------------------------------
          1.75                  160,000                   1.54                   160,000
          0.41                   40,000                   4.66                    40,000
          0.40                1,498,276                   2.97                 1,053,204
          0.37                  130,000                   4.74                        --
          0.35                  145,000                   4.25                        --
          0.16                  275,000                   4.52                   275,000
          0.15                  190,000                   4.92                   190,000
          0.10                  500,000                   4.33                   500,000
---------------------------------------------------------------------------------------------
                              2,938,276                                        2,218,204
=============================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[c]  EMPLOYEE STOCK BONUS PLAN

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in Solutions for 1,000,000 common shares of the Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2002, no shares [2001 - 225,800 shares; 2000 - Nil] were allocated or released to employees under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at May 31, 2002 and 2001 is 774,200 and of this balance none have been allocated for future release.

No compensation expense has been recognized in the statement of operations for the year ended May 31, 2002 in respect of the SESB Trust [2001- $289,018; 2000 - $Nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At May 31, 2002, the fair value of the unallocated common shares based on quoted market sources was $92,904 [2001 - $263,228].

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



13. COMMON STOCK (CONT'D.)

[d]  SHARE PURCHASE WARRANTS

The Company has outstanding share purchase warrants as of May 31, 2002, granted in connection with various private placements and Special Warrant financings, entitling the holders to purchase one common share for each warrant held as follows:

     NUMBER OF
     WARRANTS              EXERCISE PRICE           EXPIRATION DATE
--------------------------------------------------------------------------------

       138,889                  $0.72               February 22, 2003
       985,000                  $0.16               November 29, 2002
       650,000                  $0.35               January 7, 2004
     1,200,000                  $0.13               May 15, 2004
--------------------------------------------------------------------------------
     2,973,889
================================================================================

[e]  SHARES TO BE ISSUED

As a result of various employee terminations during the year ended May 31, 2002, the Company is obliged to issue 90,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



14. COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2005. The approximate future minimum lease commitments under operating lease agreements for the next three years ending May 31 are as follows:

                                                                      $
--------------------------------------------------------------------------------

2003                                                              224,000
2004                                                               11,000
2005                                                                8,000
--------------------------------------------------------------------------------
                                                                  243,000
================================================================================

Rent expense for the year ended May 31, 2002 amounted to approximately $254,000 [2001 - $241,000, 2000 - $131,000].

Subsequent to the year end the Company relocated its leasehold property and additional lease commitments were incurred [note 19].

The Company is involved from time to time in routine litigation incidental to the conduct of its business. The Company is involved in two litigations where the claimants are claiming amounts of less than $25,000 each. Management intends to vigorously defend these claims. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no amounts with respect to these claims had been recorded during the year ended May 31, 2002.

During the year end May 31, 2002, the Company laid off a number of employees. To date, no actions were forthcoming from such employees laid-off. In respect to these employees' terminations, the Company has an obligation to issue an aggregate of 90,000 common shares in settlement of termination agreements[note 13].

One of the Company's subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigorously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the year ended May 31, 2002.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES

At May 31, 2002, for Canadian income tax purposes, the Company has approximately $1,029,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $9,764,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                               NON-CAPITAL
                                                                 LOSSES
                                                                    $
--------------------------------------------------------------------------------

2003                                                            328,000
2005                                                            829,000
2006                                                            412,000
2007                                                          1,648,000
2008                                                          3,363,000
2009                                                          3,184,000
--------------------------------------------------------------------------------
                                                              9,764,000
--------------------------------------------------------------------------------

At May 31, 2002, the Company also has non-capital loss carryforwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:
                                                               NON-CAPITAL
                                                                 LOSSES
                                                                    $
--------------------------------------------------------------------------------

2019                                                            777,000
2020                                                          1,211,000
2021                                                            167,000
--------------------------------------------------------------------------------
                                                              2,155,000
================================================================================

The ability of the Company to use the losses which expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES (CONT'D.)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                         2002           2001
                                                           $              $
--------------------------------------------------------------------------------

Non-capital loss carryforwards                         4,246,000      3,670,000
Share issue costs                                        375,000        775,000
Unused capital cost in excess of net book value          337,000        350,000
Other                                                     32,000         40,000
--------------------------------------------------------------------------------
Total future assets                                    4,990,000      4,835,000
Valuation allowance                                   (4,990,000)    (4,835,000)
--------------------------------------------------------------------------------
Net future assets                                             --             --
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



15. INCOME TAXES (CONT'D.)

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                              2002          2001          2000
                                                                $             $             $
--------------------------------------------------------------------------------------------------
Tax at statutory rate                                      (1,407,000)   (2,484,000)   (1,731,000)
Foreign tax rate differentials                                 13,000       109,000        75,000
Expenses not deductible for tax                                 5,000       506,000       615,000
Temporary difference for which no new tax benefit
   has been recognized                                      1,536,000     2,092,000     1,145,000
Amortization of share issue costs for tax and accounting     (147,000)     (153,000)     (159,000)
Other                                                              --       (70,000)       55,000
--------------------------------------------------------------------------------------------------
                                                                   --            --            --
==================================================================================================


16. RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2002, the Company paid $552,634 [2001 - $457,181, 2000 - $463,692] for these services which were charged to general and administrative expenses. At May 31, 2002, $18,932 [2001 - $34,756] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.


17. SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                             2002         2001       2000
                                               %            %          %
--------------------------------------------------------------------------------

Canada                                         89           37         34
U.S.                                           11           61         60
Other                                          --            2          6
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



18.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

CONSOLIDATED STATEMENT OF OPERATIONS

                                                             2002           2001         2000
                                                               $              $             $
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP         (3,273,477)   (5,566,451)   (3,867,461)
Effects of accounting for stock compensation expense               --            --       (91,975)
--------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP             (3,273,477)   (5,566,451)   (3,959,436)

Loss per share                                                  0.20           0.35          0.42

Weighted average number of common shares
   outstanding under U.S. GAAP                             16,781,501    15,743,476     9,440,937
==================================================================================================

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

CONSOLIDATED BALANCE SHEETS
                                                         2002            2001
                                                           $               $
--------------------------------------------------------------------------------

Additional paid in capital                              713,230         642,030
Deficit                                             (15,723,724)    (12,450,247)
================================================================================

Canadian GAAP require debt-like preferred shares and their dividends to be treated as long term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



18.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

RECENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will adopt FAS 142 as of June 1, 2002 and does not expect that the adoption of the Statements to have a significant impact on the Company's financial position and results of operations

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of June 1, 2002 and does not believe it will have a material impact on the Company's financial position and results of operations.

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



19. SUBSEQUENT EVENTS

[i]   STOCK OPTIONS

On June 4, 2002, 190,000 stock options were granted to an employee at an exercise price of $0.15. The options vested on the date of the grant. These stock options expire on June 3, 2007, or on the termination of employment. These options are subject to a four month hold period and may not be exercised until October 4, 2002.

Subsequent to the year end, the following stock options were forfeited as a result of the resignation or termination of directors, consultants and employees:

               EXERCISE                               OPTIONS EXPIRED
                 PRICE                                 OR CANCELLED
                   $                                         #
--------------------------------------------------------------------------------

                 1.75                                     160,000
                 0.40                                     385,835
                 0.37                                     100,000
                 0.35                                      60,000
                 0.10                                     150,000
--------------------------------------------------------------------------------
                                                          855,835
================================================================================

[ii]  OFFICE RELOCATION

On July 1, 2002 the Company relocated its operations to new leasehold premises. The Company has entered into a six year lease that expires on June 30, 2008. The lease provides for a seven month rent-free period that expires January 31, 2003. Subsequent to the rent free period the approximate future minimum lease commitments over the lifetime of the lease for the years ending May 31 are as follows:
                                                                      $
--------------------------------------------------------------------------------

2003                                                               42,000
2004                                                              126,000
2005                                                              132,500
2006                                                              133,000
2007                                                              139,500
2008                                                              140,000
2009                                                               11,700
--------------------------------------------------------------------------------
                                                                  724,700
================================================================================

SOFTCARE EC INC.
(FORMERLY SOFTCARE EC.COM, INC.)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

May 31, 2002 and 2001                            [Expressed in Canadian dollars]



19. SUBSEQUENT EVENTS (CONT'D.)

[iii] PRIVATE PLACEMENT

Pursuant to a non-brokered private placement on July 26, 2002 the Company issued 3,250,000 units at a price of $0.10 per unit for gross cash proceeds of $325,000. Each unit is comprised of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing. No costs were incurred to effect the private placement.


20. CHANGE IN ACCOUNTING PRINCIPLES

EARNING PER SHARE

Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share') with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude non-allocated and unvested shares held by the SESB trust [note 13 [c]] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 - $(0.41)] from (0.33) [2000 - $(0.40)] that would have been reported had the change not been made.



C o r p o r a t e   I n f o r m a t i o n
HEAD OFFICE
210 - 889 Harbourside Dr.
North Vancouver, BC                MANAGEMENT
Canada    V7P 3S1                  Martyn Armstrong
Toll Free: 1-888-763-8227          President & CEO                  STOCK INFORMATION
Telephone: (604) 983-8083                                           SoftCare trades under the
                                   Wayne Zielke                     Symbols SCE on the TSX
                                   Chief Financial Officer          Venture Exchange and             INVESTOR RELATIONS
                                                                    SFCEF on the OTC.                Requests for investment
                                   Mike Cobban                                                       directed to:
                                   Director of Business             BANK                             Clive Massey
                                   Analysis                         Scotia Bank                      Telephone: 1-888-763-8227
                                                                    1352 Lonsdale Avenue             Email:
                                   Clive Massey                     North Vancouver, BC              cmassey@softcare.com
                                   DIRECTOR OF CORPORATE            V7M 2H7
                                   COMMUNICATIONS
                                                                    AUDITORS                         SOFTCARE ON THE INTERNET
                                   Douglas Sarkissian               Ernst & Young LLP                Information about SoftCare's
                                   Corporate Secretary              Chartered Accountants            products, services, business
                                                                    Pacific Centre                   partners, customers, news
                                   BOARD OF DIRECTORS               PO Box 10101                     releases and topics discussed
                                   Martyn Armstrong                 700 West Georgia Street          in this Annual Report is
                                   Wayne Zielke                     Vancouver, BC   V7Y 1C7          available at the Company
                                   Randall Pierson                                                   website by visiting :
                                   Roy Trivett                                                       www.softcare.com


                                                                                                     TRANSFER AGENT
                                                                                                     Pacific Corporate Trust
                                                                                                     625 Howe Street, 10th Floor
                                                                                                     Vancouver, BC V6C 3B8
                                                                                                     Telephone: 604-689-9853
                                                                                                     Facsimile: 604-689-8144





            Annual General Meeting to be held on November 5, 2002 at
       10:00 A.M. (PST) at SoftCare's main office in North Vancouver, B.C.









                                Printed in Canada

                              INFORMATION CIRCULAR

                                     FOR THE


                             ANNUAL GENERAL MEETING

                                       OF


                                SOFTCARE EC INC.

                                  TO BE HELD ON
                            TUESDAY, NOVEMBER 5, 2002

                              INFORMATION CIRCULAR
                                SOFTCARE EC INC.
                        SUITE 210 - 889 HARBOURSIDE DRIVE
                        NORTH VANCOUVER, BRITISH COLUMBIA
                                 CANADA V7P 3S1
                        WEBSITE: HTTP://WWW.SOFTCARE.COM
        (all information as at September 27, 2002 unless otherwise noted)


                         PERSONS MAKING THE SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BEING MADE BY THE MANAGEMENT OF SOFTCARE EC INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, NOVEMBER 5, 2002 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.
All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

                             NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE COMPANY ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy WHICH HAS ALREADY BEEN SIGNED BY THE INTERMEDIARY (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and DELIVER IT TO PACIFIC CORPORATE TRUST COMPANY as provided above; or

(b) more typically, be given a voting instruction form WHICH IS NOT SIGNED BY THE INTERMEDIARY, and which, when properly completed and signed by the Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

                              REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 - 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST SEVEN DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. WHERE NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER, SUCH SHARES WILL, ON A POLL, BE VOTED IN ACCORDANCE WITH THE NOTES TO THE FORM OF PROXY.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 23,243,617 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES. Any shareholder of record at the close of business on September 27, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:



SHAREHOLDER NAME               NUMBER OF SHARES     PERCENTAGE OF ISSUED SHARES
--------------------------------------------------------------------------------

Martyn A. Armstrong (1)           5,736,742 (2)                 24.7%
--------------------------------------------------------------------------------

Sam X. Eyde                       3,250,000                    13.98%
--------------------------------------------------------------------------------

(1)      Mr. Armstrong is the President and a director of the Company.
(2) Of these shares, 774,200 are held jointly by Mr. Armstrong and Wayne Zielke as Co-Trustees of the Softcare Employee Share Bonus Trust.

                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)      the Company's chief executive officer;
(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and
(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at May 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

SUMMARY OF COMPENSATION TABLE

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.


                                      ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                --------------------------------- ----------------------------------------
                                                                            AWARDS              PAYOUTS
                                                                  --------------------------- ------------
                                                                  SECURITIES      RESTRICTED
                                                       OTHER      UNDER           SHARES OR                 ALL
NAME AND PRINCIPAL    FISCAL                           ANNUAL     OPTIONS/        RESTRICTED                OTHER
POSITION OF NAMED     YEAR                             COMPEN-    SARs            SHARE       LTIP          COMPEN-
EXECUTIVE OFFICER     ENDING    SALARY($)    BONUS($)  SATION ($) GRANTED(#)(1)   UNITS(#)    PAY-OUTS($)   SATION($)
--------------------- --------- ------------ --------- ---------- --------------- ----------- ------------- ----------
Martyn Armstrong      2002      210,000      Nil       Nil        70,000          Nil         Nil           Nil
President             2001      210,000      Nil       Nil        200,000         Nil         Nil           Nil
                      2000      210,000      Nil       Nil        Nil             Nil         Nil           Nil
--------------------- --------- ------------ --------- ---------- --------------- ----------- ------------- ----------

Sted Chen (2)         2002      120,000 (3)  Nil       Nil        Nil             Nil         Nil           Nil
VP, Engineering       2001      120,000 (3)  Nil       Nil        259,875 (4)     Nil         Nil           Nil
                      2000      120,000 (3)  Nil       Nil        Nil             Nil         Nil           (5)
--------------------- --------- ------------ --------- ---------- --------------- ----------- ------------- ----------

Wayne Zielke          2002      195,000      Nil       Nil        70,000          Nil         Nil           Nil
Chief Financial       2001      195,000      Nil       Nil        200,000         Nil         Nil           Nil
Officer               2000      Nil          Nil       Nil        Nil             Nil         Nil           Nil
--------------------- --------- ------------ --------- ---------- --------------- ----------- ------------- ----------

(1) On October 5, 2001, the Company's shareholders approved a reduction in the exercise price for all stock options issued and outstanding as at that date under the Company's stock option plan from $1.50 per share to $0.40 per share. On September 26, 2002, the Board resolved to further reduce the exercise price from $0.40 to $0.10 per share and is seeking shareholder approval at the Meeting. Refer to "Repricing of Certain Options Granted to Insiders" for further particulars.

(2)      Mr. Chen ceased to be an officer of the Company on May 25, 2002.
(3) These monies were paid to Mr. Chen pursuant to an employment contract. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.
(4)      These incentive stock options expired without having been exercised.
(5) Distribution of 75,000 common shares from the Softcare Employee Share Bonus Trust on July 4, 2000.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

The Company has an employee trust (the "Softcare Employee Share Bonus Trust") managed by two trustees under the direction of the board of directors (the "Board"). It is intended to provide stock based incentives to employees. During the fiscal year ended May 31, 2002, no distributions were made from the Softcare Employee Share Bonus Trust to any of the Named Executive Officers.

Other than the Softcare Employee Share Bonus Trust, the Company has no long-term incentive plans in place. Therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

                                                                                   MARKET VALUE
                                                     % OF TOTAL                    OF SECURITIES
                                        SECURITIES     OPTIONS                       UNDERLYING
                                          UNDER       GRANTED TO    EXERCISE OR    OPTIONS ON THE
                                         OPTIONS     EMPLOYEES IN    BASE PRICE    DATE OF GRANT     EXPIRATION
NAME                  DATE OF GRANT     GRANTED(#)    FISCAL YEAR  ($)/SECURITY(1) ($)/SECURITY(2)      DATE
--------------------- ----------------- ------------ ------------- --------------- --------------- -----------------
Martyn Armstrong      October 5, 2001     70,000         7.5%          $0.40           $0.12       October 5, 2006
--------------------- ----------------- ------------ ------------- --------------- --------------- -----------------
Wayne Zielke          October 5, 2001     70,000         7.5%          $0.40           $0.12       October 5, 2006
--------------------- ----------------- ------------ ------------- --------------- --------------- -----------------

(1) On September 26, 2002, the Board resolved to reduce the exercise price of these stock options from $0.40 to $0.10 per share and is seeking shareholder approval at the Meeting. Refer to "Repricing of Certain Options Granted to Insiders" for further particulars.
(2) Calculated as the closing price of the Company's shares on the TSX Venture Exchange on the date of grant.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

---------------------------- --------------- ----------------- ---------------------------- ------------------------
                                                                                             VALUE OF UNEXERCISED
                               SECURITIES                        UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS
                              ACQUIRED ON       AGGREGATE            FISCAL YEAR-END        AT FISCAL YEAR-END ($)
                                EXERCISE          VALUE         EXERCISABLE/UNEXERCISABLE        EXERCISABLE /
NAME                              (#)        REALIZED ($) (1)            (#) (2)               UNEXERCISABLE (3)
---------------------------- --------------- ----------------- ---------------------------- ------------------------
Martyn Armstrong                  Nil              N/A                270,000 / Nil                Nil / Nil
---------------------------- --------------- ----------------- ---------------------------- ------------------------

Wayne Zielke                      Nil              N/A                270,000 / Nil                Nil / Nil
---------------------------- --------------- ----------------- ---------------------------- ------------------------

Sted Chen                         Nil              N/A              259,875 (4) / Nil              Nil / Nil
---------------------------- --------------- ----------------- ---------------------------- ------------------------

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2) On October 5, 2001, the Company's shareholders approved a reduction in the exercise price for all stock options issued and outstanding as at that date under the Company's stock option plan from $1.50 per share to $0.40 per share. On September 26, 2002, the Board resolved to further reduce the exercise price from $0.40 to $0.10 per share and is seeking shareholder approval at the Meeting. Refer to "Repricing of Certain Options Granted to Insiders" for further particulars.
(3) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at May 31, 2002, (ie. fiscal year end) was $0.13.
(4)      These incentive stock options expired without having been exercised.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

In August 1993, the Company entered into an employment contract (the "Contract") with Sted Chen providing for an annual salary of $120,000 payable to Mr. Chen for managing the Company's engineering department. In April 2000, the Contract was revised and Mr. Chen continued his role as Vice President, Engineering until May 25, 2002, when he left the Company and the Contract terminated.

THERE ARE NO OTHER COMPENSATORY PLANS OR ARRANGEMENTS WITH RESPECT TO THE NAMED EXECUTIVE OFFICERS RESULTING FROM THE RESIGNATION, RETIREMENT OR OTHER TERMINATION OF EMPLOYMENT OR FROM A CHANGE OF CONTROL OF THE COMPANY.

COMPENSATION OF DIRECTORS

COMPENSATION FOR THE NAMED EXECUTIVE OFFICERS HAS ALREADY BEEN DISCLOSED ABOVE. NO CASH COMPENSATION WAS PAID TO ANY DIRECTOR OF THE COMPANY FOR THE DIRECTOR'S SERVICES AS A DIRECTOR DURING THE FISCAL YEAR ENDED MAY 31, 2002.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 280,000 common shares to directors.

                              MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

EXCEPT AS DISCLOSED HEREIN, SINCE THE COMMENCEMENT OF THE LAST COMPLETED FISCAL YEAR, NO INSIDER OF THE COMPANY, NOMINEE FOR DIRECTOR, OR ANY ASSOCIATE OR AFFILIATE OF AN INSIDER OR NOMINEE, HAD ANY MATERIAL INTEREST, DIRECT OR INDIRECT, IN ANY TRANSACTION OR ANY PROPOSED TRANSACTION WHICH HAS MATERIALLY AFFECTED OR WOULD MATERIALLY AFFECT THE COMPANY, OR ANY OF ITS SUBSIDIARIES.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

EXCEPT AS DISCLOSED HEREIN, NO PERSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY WAY OF BENEFICIAL OWNERSHIP OF SECURITIES OR OTHERWISE, IN MATTERS TO BE ACTED UPON AT THE MEETING. FOR THE PURPOSE OF THIS PARAGRAPH, "PERSON" SHALL INCLUDE EACH PERSON: (A) WHO HAS BEEN A DIRECTOR, SENIOR OFFICER OR INSIDER OF THE COMPANY AT ANY TIME SINCE THE COMMENCEMENT OF THE COMPANY'S LAST FISCAL YEAR; (B) WHO IS A PROPOSED NOMINEE FOR ELECTION AS A DIRECTOR OF THE COMPANY; OR (C) WHO IS AN ASSOCIATE OR AFFILIATE OF A PERSON INCLUDED IN SUBPARAGRAPHS (A) OR (B).

                               NUMBER OF DIRECTORS

MANAGEMENT OF THE COMPANY IS SEEKING SHAREHOLDER APPROVAL OF AN ORDINARY RESOLUTION DECREASING THE NUMBER OF DIRECTORS OF THE COMPANY FROM FIVE TO FOUR FOR THE ENSUING YEAR.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. THE PERSONS NAMED BELOW WILL BE PRESENTED FOR ELECTION AT THE MEETING AS MANAGEMENT'S NOMINEES. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the COMPANY ACT (British Columbia) ("Company Act"). The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

-------------------------------- --------------------------------------------- -------------------- ----------------
                                                                                                     OWNERSHIP OR
  NAME , PRESENT POSITION(S)                                                                         CONTROL OVER
WITH THE COMPANY (1) AND PLACE                                                   DATE(S) SERVED      VOTING SHARES
       OF RESIDENCE (3)                  PRINCIPAL OCCUPATION (2) (3)          AS A DIRECTOR SINCE     HELD (3)
-------------------------------- --------------------------------------------- -------------------- ----------------
MARTYN A. ARMSTRONG              Business Executive;  President of SoftCare    June 18, 1999         5,736,742 (5)
President and a director of      Electronic Commerce Inc. since December
the Company.                     1989.
CANADA
-------------------------------- --------------------------------------------- -------------------- ----------------

ROY TRIVETT (4)                  Independent Businessman;  Director and        May 24, 2001               Nil
Director of the Company.         officer of Silicon Slopes Capital Corp.
CANADA                           since 1996.
-------------------------------- --------------------------------------------- -------------------- ----------------

WAYNE D. ZIELKE                  Self-employed Chartered Accountant since      June 18, 1999         1,185,125 (5)
Chief Financial Officer and a    July 1988;  Chief Financial Officer of
director of the Company.         SoftCare Electronic Commerce Inc. since
CANADA                           1995.
-------------------------------- --------------------------------------------- -------------------- ----------------

RANDALL M. PIERSON (4)           Business Executive;  President and Chief      February 1, 2000           Nil
Director of the Company.         Executive Officer of Nivco International
CANADA                           Inc. since April 1, 2000.
-------------------------------- --------------------------------------------- -------------------- ----------------

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(4)      Members of the Company's Audit Committee.
(5) Messrs. Armstrong and Zielke are Co-Trustees of the Softcare Employee Share Bonus Trust which, as at the date of this Information Circular, contains 774,200 common shares.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on September 5, 2002. Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the TSX Venture Exchange pursuant to the regulation under the Company Act.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 1, 2000.

                                SPECIAL BUSINESS

REPRICING OF CERTAIN OPTIONS GRANTED TO INSIDERS

On September 26, 2002, the Company's Board resolved, subject to regulatory approval and, with respect to options held by insiders of the Company, subject to disinterested shareholder approval, that the exercise price of 2,588,276 outstanding stock options, 800,000 of which are held by four insiders of the Company, be repriced by decreasing the exercise price from $0.40 to $0.10 per share. The 2,588,276 stock options to be repriced represent all of the Company's outstanding stock options as at September 26, 2002 but for 350,000 stock options with an exercise price of $0.10 granted to directors on October 5, 2001.

The TSX Venture Exchange (the "Exchange") policies provide that a company can amend the terms of a stock option agreement provided that, if the amendment involves a decrease in the exercise price of the option, and if the holder of the option is an insider of the Company at the time of the amendment, the amendment receives disinterested shareholder approval, meaning approval by a majority of the votes cast by shareholders at a meeting of shareholders, other than votes attaching to securities beneficially owned by the grantee and/or the grantee's associates.

The following resolution, which deals with outstanding stock options other than the 800,000 stock options held by insiders, will be put to the shareholders for a vote.

         "Resolved that the repricing of 1,788,276 stock options of the Company outstanding as at September 26, 2002, none of which are held by insiders of the Company, from an exercise price of $0.40 per share to an exercise price of $0.10 per share, with all other stipulations pertaining to such stock options to remain unchanged, be approved."

The following resolution, which deals with the outstanding stock options held by insiders, requires "disinterested" shareholder approval, meaning approval by a majority of the votes cast by shareholders at the Meeting, other than votes attaching to securities beneficially owned by insiders and their associates having an interest in the resolution.

         "Resolved that the repricing of 800,000 stock options of the Company outstanding as at September 26, 2002, all of which are held by insiders of the Company, from an exercise price of $0.40 per share to an exercise price of $0.10 per share, with all other stipulations pertaining to such stock options to remain unchanged, be approved."

CONSOLIDATION OF SHARE CAPITAL, INCREASE IN AUTHORIZED CAPITAL AND CHANGE OF
NAME

In order to facilitate future financings by the Company, the Board may wish to consolidate the share capital of the Company on the basis of one new common share without par value for up to ten existing common shares without par value, and thereafter to increase the Company's authorized share capital to 100,000,000 common shares without par value. There are presently 23,243,617 common shares of the Company issued and outstanding. Following the maximum consolidation there will be 2,324,362 common shares issued and outstanding.

It is proposed that if the consolidation would result in a shareholder holding a fraction of a share, no fraction or fractional certificate will be issued. However, a shareholder will receive one whole common share for each such fraction held. In all other respects, the post-consolidated common shares of the Company will have the same attributes as the existing common shares.

The Exchange requires, among other things, that the Company change its name upon consolidation of its issued common share capital. Therefore, upon consolidation, management proposes to change the name of the Company to Softcare EC International Inc.

The Company's shareholders will be asked to approve, by special resolution by operation of the Company Act, meaning that it has to be passed by a majority of not less than three-fourths of the votes cast by those members voting in person or by proxy at the Meeting, the following special resolutions:

         "Resolved, as Special Resolutions, that:

         1. the directors of the Company be and are hereby authorized and directed to make a determination as to whether or not to proceed with the proposed consolidation of the Company's share capital, and the consolidation ratio (up to a maximum of ten existing common shares for every new common share);

         2. all of the 100,000,000 common shares without par value, both issued and unissued, be consolidated, subject to the determination of the directors, into a maximum of 14,285,714 common shares without par value, every ten of such common shares before consolidation being consolidated into one common share;

         3. the authorized share capital of the Company be increased from 14,285,714 common shares without par value to 100,000,000 common shares without par value, and that paragraph 2 of the Memorandum of the Company be altered to read as follows:

                  `2. The authorized capital of the Company consists of 100,000,000 common shares without par value.';

         4. any consolidation of the issued share capital of the Company be effected without the issuance of fractional shares and that in the event the consolidation would result in a shareholder of the Company holding a fraction of a share, such shareholder shall receive one whole share of the Company for each such fraction;

         5. subject to the determination of the directors, the name of the Company be changed from Softcare EC Inc. to Softcare EC International Inc., and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

                  `1.      The name of the Company is Softcare EC International
                           Inc.';

         6. notwithstanding that these special resolutions have been duly passed by the shareholders of the Company, the directors of the Company be and are hereby empowered to revoke these resolutions at any time prior to the amendment of the Memorandum being effected under the COMPANY ACT (British Columbia), without further approval of the shareholders of the Company; and

         7. any director and/or officer of the Company be and is hereby authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution."

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                   CERTIFICATE

THE FOREGOING CONTAINS NO UNTRUE STATEMENTS OF A MATERIAL FACT AND DOES NOT OMIT TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN THE LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



                                                   ON BEHALF OF THE BOARD


                                                   " Martyn Armstrong "
                                                   -----------------------------
                                                   MARTYN A. ARMSTRONG
                                                   PRESIDENT

                    _________________________________________

                        NOTICE OF ANNUAL GENERAL MEETING
                    _________________________________________


Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of SOFTCARE EC INC. (the "Company") will be held on Tuesday, November 5, 2002 at the Company's offices, Suite 210 - 889 Harbourside Drive, North Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended May 31, 2002;

2.       To decrease the number of directors from five to four;

3.       To elect directors for the ensuing year;

4. To appoint Ernst & Young LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To ratify and approve the repricing of 2,588,276 incentive stock options outstanding as at September 26, 2002, including 800,000 stock options held by insiders of the Company;

6. To approve, as special resolutions, subject to the determination of the directors, the consolidation of the Company's share capital on the basis of one new common share for up to every ten existing common shares, the increase of the Company's authorized capital to 100,000,000 common shares without par value following the consolidation, the change of the Company's name to Softcare EC International Inc. upon consolidation, and altering the Memorandum of the Company accordingly; and

7. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy. Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting. Take notice that pursuant to section 111 of the COMPANY ACT (British Columbia) ("Company Act") and section 4(2) of the COMPANY ACT REGULATIONS, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the CRIMINAL RECORDS ACT (Canada); or a person whose registration in any capacity has been cancelled under the SECURITIES ACT (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the MORTGAGE BROKERS ACT (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 27th day of September, 2002.


                                              BY ORDER OF THE BOARD

                                              " MARTYN ARMSTRONG "
                                              --------------------------------
                                              MARTYN A. ARMSTRONG
                                              PRESIDENT

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF SOFTCARE EC INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, NOVEMBER 5, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints MARTYN A. ARMSTRONG, the President and a director of the Company, or failing this person, WAYNE D. ZIELKE, the Chief Financial Officer and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT
NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                            For     Against
1.   To decrease the number of directors from five to four. |_|       |_|


                                                            For     Withhold
                                                            |_|       |_|
2.   (a)  to elect Martyn A. Armstrong as director

     (b) to elect Roy Trivett as director                   |_|       |_|

     (c)  to elect Wayne D. Zielke as director              |_|       |_|

     (d)  to elect Randall M. Pierson as director           |_|       |_|

3.   To appoint Ernst & Young LLP,  as the auditor.         |_|       |_|


                                                            For     Against
4.   To authorize the directors to set the auditor's        |_|       |_|
     remuneration.

5.   To ratify and approve the repricing of 1,788,276       |_|       |_|
     stock options outstanding as at September 26, 2002.

6.   To ratify and approve the repricing of 800,000         |_|       |_|
     stock options held by insiders of the Company as at September 26, 2002.

7.   To approve the consolidation of the Company's share    |_|       |_|
     capital on a maximum of 10 to 1 share basis, the increase in authorized capital following consolidation and the change of the Company's name upon consolidation.

8.   To approve the transaction of other business.          |_|       |_|

.......................................................................................................................

THE UNDERSIGNED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.

SIGNATURE: ________________________________  DATE: __________________________  NAME: _________________________________
           (PROXY MUST BE SIGNED AND DATED)                                                   (PLEASE PRINT)

IF SOMEONE OTHER THAN THE NAMED SHAREHOLDER SIGNS THIS PROXY ON BEHALF OF THE NAMED SHAREHOLDER, DOCUMENTATION
ACCEPTABLE TO THE CHAIRMAN OF THE MEETING MUST BE DEPOSITED WITH THIS PROXY GRANTING SIGNING AUTHORITY TO THE PERSON
SIGNING THE PROXY.

TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF PACIFIC CORPORATE TRUST COMPANY BY MAIL OR BY
FAX NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE MEETING. THE MAILING ADDRESS OF
PACIFIC CORPORATE TRUST COMPANY IS 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3B8 AND ITS
FAX NUMBER IS (604) 689-8144.
.......................................................................................................................

1. IF THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the Meeting.

2. IF THE SHAREHOLDER'S SECURITIES ARE HELD BY AN INTERMEDIARY (EG. A BROKER) AND THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE NOMINEES NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.
___                                                                        ___
|                                                                            |
|                                                                            |
|                                                                            |
|                                                                            |
|                                                                            |

                      SUPPLEMENTAL MAILING LIST RETURN CARD
                          (National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF SOFTCARE EC INC.

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 INTERIM FINANCIAL STATEMENT AND REPORT EXEMPTION (the "Rule") and National Instrument 54-101 COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER which together replace National Policy 41 SHAREHOLDER COMMUNICATION and establish a new framework for communication between issuers and their registered and non-registered shareholders.
Companies incorporated in British Columbia were formerly (prior to National Policy 41) required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Rule exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st,, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.


================================================================================
TO:      SOFTCARE EC INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

_____________________________________
NAME (PLEASE PRINT)


_____________________________________
ADDRESS


_____________________________________
CITY/PROVINCE (OR STATE)/POSTAL CODE


_____________________________________      _____________________________________
SIGNATURE OF SHAREHOLDER, OR IF            DATED
SHAREHOLDER IS A  COMPANY,
SIGNATURE OF AUTHORIZED SIGNATORY.


PLEASE COMPLETE AND RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE OR AS INDICATED BELOW. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

                                   Pacific Corporate Trust Company
                                   10th Floor, 625 Howe Street
                                   Vancouver, British Columbia, Canada V6C 3B8

                                   Tel:   (604) 689-9853
                                   Fax:   (604) 689-8144